4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES SECOND QUARTER FISCAL 2008
 FINANCIAL RESULTS

WINNIPEG, Manitoba – (January 14, 2008) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the three and six month periods ended November 30, 2007. All amounts referenced herein are in Canadian dollars unless otherwise noted. At the close of business on November 30, 2007, the exchange rate was CAD$1.00 = US$1.00.

“The second quarter of fiscal 2008 brought us closer to the results from our Phase 3 MEND-CABG II trial,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. “The results of more than a decade of hard work are on the horizon and the anticipation at Medicure and within the cardiology community is increasing.”

Clinical Update
In September, Medicure announced it completed enrollment for its MEND-CABG II trial two months earlier than it had forecast. The Company believes MC-1 represents a significant improvement in the care of CABG surgery patients, and could become the first cardioprotective therapy approved to reduce mortality and morbidity in this patient population. This pivotal registration study is evaluating the Company’s FDA Fast Tracked product MC-1's safety and cardioprotective efficacy in patients undergoing coronary artery bypass graft (CABG) surgery, with top-line results expected in the third quarter of fiscal 2008.

Corporate Update
During its second quarter of fiscal 2008, Medicure strengthened its cash position through the completion of two financings totaling US$41 million.

Under the terms of the first agreement, Birmingham Associates Ltd., an affiliate of Elliott Associates, L.P., provided Medicure with an upfront cash payment of US$25 million. Birmingham will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue or MC-1 until May 31, 2020. Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved.

In a separate transaction, Medicure raised total gross proceeds of US$16 million. Under terms of the private placement, Medicure issued approximately 13.9 million common shares at a price of US$1.15, together with warrants, to purchase approximately 4.37 million additional common shares. The warrants have a five-year term and an exercise price of US$1.50.

Subsequent to quarter end, Medicure announced that David Banks joined its Board of Directors. Mr. Banks brings to the Board more than 35 years of international investment banking and private equity investing experience, and possesses extensive investment banking knowledge that will be important as Medicure looks to build greater shareholder value.

AGGRASTAT® Update
During the first half of fiscal 2008, sales of AGGRASTAT® continued to decline as compared to the same period in fiscal 2007. The Company recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization. The Company believes it has taken the corrective steps to address this issue with the recent hiring of Mr. Brian Best as Vice President, Marketing and the transition to an internally managed and more cost effective operation under Brian’s leadership. Brian has 16 years of pharmaceutical industry experience including six years with Millennium Pharmaceuticals Inc. and Cor Therapeutics Inc. where he held senior positions including Director of Medical Affairs and Director of Marketing, Cardiovascular. Brian will play a critical role in the stabilization and long-term expansion of the Company’s commercial operations in the United States.

“While revenues slightly declined from the previous quarter, we believe the change in strategic direction is beginning to show progress,” stated Dr. Friesen. “We are building a dynamic and entrepreneurial team with extensive acute cardiovascular experience and are optimistic that it will translate into revenue growth for AGGRASTAT® in the coming year.”

Financial Results:
Total product revenue for the three-month period ending November 30, 2007 was $324,000 compared to $1,419,000 for the same period in fiscal 2007. Revenues for the six month period to date were $803,000 compared to $1,699,000 in the same period last year.

AGGRASTAT® revenues were lower for the three and six month periods ended November 30, 2007 as compared to the same periods in fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation.

This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues. The Company also reduced the wholesaler inventory levels during the first half of fiscal 2008, and will continue to make adjustments as required. Finally, the Company’s estimate for customer chargebacks increased during the quarter which resulted in an additional decrease in net product sales.

Research and development expenditures were $11,231,000 in the second quarter of fiscal 2008 as compared to $3,816,000 in the same period of fiscal 2007. As expected, research and development expenditures were significantly higher as compared to the same period in fiscal 2007 due to the ongoing Phase 3 MEND-CABG II clinical trial that commenced in the second quarter of fiscal 2007. Research and development for the six month period to date were $22,468,000 compared to $6,602,000 for the same period last year.

Selling, general and administrative expenditures increased by $1,214,000 to $3,872,000 during the three-month period ended November 30, 2007 as compared $2,658,000 in the same period in fiscal 2007 primarily due to costs associated with the Company’s AGGRASTAT® operations. The Company acquired the US rights to AGGRASTAT® near the end of the first quarter of fiscal 2007 and did not have a sales force in place until partially through the second quarter of fiscal 2007. In addition, other selling, general and administrative expenses were higher during the quarter due to higher salaries and professional fees. Selling, general and administrative expenditures for the six month period to date totaled $7,096,000 compared to $3,818,000 for the same period in fiscal 2007.

Interest and other income for the second quarter of fiscal 2008 was $297,000 compared to $287,000 for the same quarter in fiscal 2007. Interest and other income for the six month period to date totaled $603,000 compared to $676,000 for the same period in fiscal 2007

As a result of the above noted items, the financial results for the three-month period ended November 30, 2007 include a consolidated net loss from operations of $16,940,000 or $0.14 per share, compared to $6,093,000 or $0.06 per share for the three-month period ended November 30, 2006. The six month year-to-date loss for fiscal 2008 was $32,023,000 or $0.27 per share, compared to $9,339,000 or $0.10 per share for the six month period ended November 30, 2006.

At November 30, 2007, the Company had cash and cash equivalents totaling $38,751,000 as compared to $31,770,000 as of May 31, 2007.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended November 30, 2007 is accessible on Medicure's website at www.medicure.com.

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Notification of Conference Call:
Medicure has scheduled a conference call and webcast to review its results of operations for the quarter ended November 30, 2007.

Date:	January 14, 2008
Time:	8:30 AM Eastern Time
Telephone:	1-416-695-6371 or 1-866-223-7781
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-416-695-5800 or 1-800-408-3053
Passcode:	3247700
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	January 18, 2008

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com